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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)1

NUTRITION 21, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03822L 10 3

(Cusip Number)

January 10, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 03822L 10 3

1.	Name of Reporting Person: Burns, Philp & Company Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Australia

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: HC, CO

CUSIP No. 03822L 10 3

1.	Name of Reporting Person: Burns Philp Investments Pty Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Australia

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: CO

CUSIP No. 03822L 10 3

1.	Name of Reporting Person: Burns Philp Microbiology Pty Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Australia

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: CO

Item 1.

(a)	Name of Issuer:

Nutrition 21, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

4 Manhattanville Road Purchase, NY 10577-2197

Item 2.

(a)	Name of Person Filing:

Burns, Philp & Company Limited Burns Philp Investments Pty Limited Burns Philp Microbiology Pty Limited

(b)	Address of Principal Business Office or, if none, Residence:

Burns, Philp & Company Limited Level 23, 56 Pitt Street Sydney NSW 2000, Australia

Burns Philp Investments Pty Limited Level 23, 56 Pitt Street Sydney NSW 2000, Australia

Burns Philp Microbiology Pty Limited Level 23, 56 Pitt Street Sydney NSW 2000, Australia

(c)	Citizenship:

Burns, Philp & Company Limited: Australia Burns Philp Investments Pty Limited: Australia Burns Philp Microbiology Pty Limited: Australia

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

03822L 10 3

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

0

(b)	Percent of class:

0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Burns Philp Microbiology Pty Limited (CO).

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below each of Burns, Philp & Company Limited, Burns Philp Investments Pty Limited and Burns Philp Microbiology Pty Limited certifies that, to the best of its respective knowledge and belief, the securities referred to above were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and were not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 2005	BURNS, PHILP & COMPANY LIMITED

	By:	/s/ Helen Golding

		Name:	Helen Golding
		Title:	Company Secretary and Group Legal Counsel

January 10, 2005	BURNS PHILP INVESTMENTS PTY LIMITED

	By:	/s/ Helen Golding

		Name:	Helen Golding
		Title:	Secretary

January 10, 2005	BURNS PHILP MICROBIOLOGY PTY LIMITED

	By:	/s/ Helen Golding

		Name:	Helen Golding
		Title:	Secretary